Exhibit 99.3

1PCF 3. Massimiliano Chiara 11. Samantha Ravich 12. Vincent Sadusky 13. Marco Sala. This resolution supersedes resolution 4 passed at the annual general meeting of the Company held on 11 May 2021. For Against Abstain 14. Gianmario Tondato Da Ruos 4. Alberto Dessy 5. Marco Drago 6. Ashley M. Hunter 7. James McCann 8. Heather McGregor 9. Lorenzo Pellicioli 10. Maria Pinelli Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. 03LP4F + + q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q 2022 Annual General Meeting (“AGM”) - Proxy Form Resolutions — The Board of Directors recommend a vote FOR Resolutions 1 – 21, inclusive A 1. To receive and adopt the annual report and accounts for the financial year ended 31 December 2021 (“Annual Report and Accounts”). 15. To re-appoint PricewaterhouseCoopers LLP as auditor to hold office until the conclusion of the next annual general meeting of the Company. For Against Abstain *indicates a special resolution The annual general meeting of International Game Technology PLC will be held on 10 May 2022 at 3:00 p.m. BST at Second Floor, Marble Arch House, 66 Seymour Street, London, W1H 5BT United Kingdom. If you attend the meeting, please present this Admission Ticket at the registration desk. 2. To approve the directors’ remuneration report (excluding the remuneration policy) set out in the Annual Report and Accounts. To approve the continued appointment of the following directors until the conclusion of the next annual general meeting of the Company: 16. To authorise the Board or its audit committee to determine the auditor’s remuneration. 17. To authorise political donations and expenditure. 18. To authorise the directors to allot shares in the Company. 19. To authorise the directors to disapply pre-emption rights.* 20. To authorise the directors to disapply pre-emption rights for the purpose of financing an acquisition or specified capital investment.* 21. To authorise the Company to make off-market purchases of shares in the Company.* For Against Abstain Admission Ticket 000004 MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 ENDORSEMENT_LINE______________ SACKPACK_____________ 1234 5678 9012 345 MMMMMMMMM 533689 MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND C 1234567890 J N T MMMMMMMMMMMM MMMMMMM If no electronic voting, delete QR code and control # Δ≈ MMMMMMMMMMMMMMM 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext C123456789 You may vote online or by phone instead of mailing this form. Online Go to www.investorvote.com/IGT or scan the QR code — login details are located in the shaded bar below. Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/IGT Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada Votes submitted electronically must be received by 6 May 2022 at 10.00 a.m. EDT/3.00 p.m. BST Your vote matters – here’s how to vote!

* International Game Technology PLC q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q + + Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. Date (mm/dd/yyyy) — Please print date below. Authorised Signatures — This section must be completed for your vote to count. Please date and sign below. B 2022 Annual General Meeting Second Floor, Marble Arch House, 66 Seymour Street, London, W1H 5BT Proxy Solicited by Board of Directors for Annual General Meeting — 10 May, 2022 The Chairperson of the AGM or are hereby authorised to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the annual general meeting of International Game Technology PLC to be held on 10 May 2022 at 3:00 p.m. (BST)/ 10:00 a.m. (EDT) or at any postponement or adjournment thereof. Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR Resolutions 1-21, inclusive. In their discretion, the Proxies are authorised to vote upon such other business as may properly come before the meeting. (Items to be voted appear on reverse side) (see note 2 above) (see note 3 above) Notes on filling in your Proxy Form 1. As a shareholder of the Company, you have a right to go to, speak and vote at the AGM. If you do not intend to go to the meeting, but still want to vote you can appoint one or more persons (who need not be a shareholder) as a proxy to go to the meeting and speak and vote instead of you. You can only use this form and the procedures set out in these notes to appoint the Chairperson of the AGM or someone else as your proxy. 2. If you want to nominate someone other than the Chairperson of the AGM as your proxy, give that person’s name in block capitals in the space below. Your proxy must then go to the meeting to vote on your behalf. However, if you do this and you, or your proxy, do not go to the meeting, your vote cannot be counted. If you sign and return this proxy form with no name inserted in the box, the Chairperson of the AGM will be deemed to be your proxy. 3. You may appoint more than one proxy provided each is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, please contact Computershare on +1 866-395-6419. If the proxy is being appointed with authority to vote less than your total holding, please indicate in the box marked with an asterisk the number of shares your proxy is to vote. If the box marked with an asterisk is left blank, your proxy will be deemed to be authorised to vote your total holding. 4. An abstention is not a vote in law and will not be counted in the calculation of the proportion of votes ‘For’ or ‘Against’ the relevant resolution. If you do not give your proxy an indication of how to vote on a resolution, your proxy will vote (or abstain from voting) on that resolution at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the AGM. 5. This proxy form must be signed and dated by the shareholder or his or her attorney duly authorised in writing. In the case of a shareholder which is a company, the hard copy proxy form must be executed under its seal or signed by its duly authorised officer or attorney or other person authorised to sign. Any power of attorney or any other authority under which the hard copy proxy form is signed (or a duly certified copy of such power or authority) must be included with the hard copy proxy form. 6. For the proxy named in this form to act for you, your form must be completed, signed and sent or delivered to the Company’s registrars, Computershare, at Computershare Proxy Services, PO Box 505000, Louisville KY 40233-5000 and received by no later than 10.00 a.m. (EDT)/3.00 p.m. (BST) on 6 May 2022 or at least 48 hours (excluding, in the calculation of such time period, any part of a day that is not a working day) before any adjourned meeting. Instead of mailing a hard copy proxy form, you may either appoint your proxy by electronic means at www.investorvote.com/lGT or, within the USA, US territories and Canada only, by calling toll free on 1-800-652-VOTE (8683) on a touch phone telephone. Proxies submitted by the internet or telephone must be received by the same aforementioned cut-off time. 7. In the case of joint holders of any share, where more than one of the joint holders purports to appoint a proxy in respect of the same share, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of shareholders in respect of the joint holding (the first-named being the most senior). 8. To be entitled to attend and vote at the AGM (and for the purpose of the determination by the Company of the number of votes you may cast), you must be registered in the register of shareholders of the Company by 10.00 a.m. (EDT)/3.00 p.m. (BST) on 6 May 2022 (or, if the AGM is adjourned, by 48 hours before the time of any such adjourned AGM (excluding any part of a day which is not a working day). The return of a completed proxy form will not prevent a shareholder from attending the AGM and voting in person if he or she wishes to do so. 9. If you make any alterations on this form, you must put your initials next to them. 10. For details of how to change your proxy instructions or revoke your proxy appointment please refer to the notes to the Notice of AGM. 11. You may not use any electronic address provided in this proxy form to communicate with the Company for any purpose other than those expressly stated. The Company's current plan is to hold a physical AGM in accordance with Government guidelines that may be in effect at the time of the AGM. In order to minimize public health risks, the Company is implementing health and safety arrangements for the AGM, details of which are set out in the Notice of AGM. Shareholders are also encouraged to monitor the 2022 AGM page of the Company’s website at www.IGT.com for any updates or changes to the AGM arrangements. The notes below shall be read subject to these precautions.